U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 20, 2007

Commission File Number 0-51373

CHEMGENEX PHARMACEUTICALS LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Pigdons Road

Waurn Ponds

P.O. Box 1069, Grovedale

Victoria 3216 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2007

CHEMGENEX PHARMACEUTICALS
LIMITED

By:	/s/ Greg R. Collier
	Name:	Greg R. Collier
	Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description

99.1	Release, June 5, 2007

99.2	Release, June 12, 2007